

July 14, 2022

Steven Kaplan
Chief Financial Officer
Ignyte Acquisition Corp.
640 Fifth Avenue
New York, NY 10019

> **Re: Ignyte Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 1-39951**

Dear Mr. Kaplan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 41

1.   We note your Form S-1 went effective on January 11, 2021 and you filed the required Form 10-K for the fiscal year ended December 31, 2020 on April 15, 2021. It appears that your annual report for the fiscal year ended December 31, 2021 represents your second annual report. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, you are required to comply with Item 308(a) of Regulation S-K. Please revise future filings to include management's report on internal control over financial reporting, including management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2021, as required by Item 308(a) of Regulation S-K. Additionally, please revise future Forms 10-Q to discuss the basis for your conclusion that you have a material weakness, including the COSO framework you used.

Exhibits

2.   We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) in its entirety. In future filings, please provide revised certifications that include the required information. Refer to Item 601(b)(31) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Lynn Dicker at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences